111 Huntington Avenue
Boston, MA 02199
Telephone: 617-239-0100
Fax: 617-227-4420
WWW.lockelord.com

Matthew C. Dallett
Partner
Direct Telephone: 617-239-0303
Direct Fax: 866-955-8690
matthew.dallett@lockelord.com

By EDGAR

January 10, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  David L. Orlic, Special Counsel, Office of Mergers and Acquisitions

Re:	Sevcon, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed January 9, 2017
File No. 001-09789

Ladies and Gentlemen:

On behalf of Sevcon, Inc., this responds to the January 10, 2017 letter from David L. Orlic, Special Counsel, Office of Mergers and Acquisitions to Paul N. Farquhar, Vice President and Chief Financial Officer of Sevcon, Inc. (the “Company”), providing comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed January 9, 2017 (the “Preliminary Proxy Statement”).  For your convenience, the comments in Mr. Orlic’s letter are restated below, followed by the Company’s response.

Concurrently herewith, the Company has filed an amended Preliminary Proxy Statement on Schedule 14A to address the comments related thereto and make certain additional edits.

Proposal 2: If Proposal 1 Is Approved, To Elect Eight Directors, page 7

1.	We note your response to our prior comment 4. As requested, please clearly state the names of the directors whose terms will be shortened as a result of Proposal 1.

Response:

The Company has revised this section to include the requested disclosure.

2.
We note your response to our prior comment 6. Revised disclosure here and under the heading “Proposal 3” states that “[i]f a nominee is unavailable to serve … the proxies will be voted for another nominee selected by the Board” (emphasis added). Please revise this disclosure to conform to the language of Rule 14a-4(c)(5) of Regulation 14A.

Securities and Exchange Commission
January 10, 2017

Response:

The Company has revised the statement in this section and under the heading “Proposal 3: If Proposal Is Not Approved, To Elect Five Directors” to include the specified language.

* * * * *
The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Thank you for your review of the filing.  Please contact the undersigned at (617) 239-0303 or matthew.dallett@lockelord.com with any questions.

Sincerely,

/s/ Matthew C. Dallett
Matthew C. Dallett

cc:	Proxy Committee of Sevcon, Inc. Board of Directors